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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Aspreva Pharmaceuticals Corporation
(Name of Issuer)
Common Shares, no par value, and associated share purchase rights
(Title of Class of Securities)
04538T 10 9
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04538T 10 9	Page	2	of	8

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Richard M. Glickman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Victoria, British Columbia, Canada

	5	SOLE VOTING POWER:

NUMBER OF		153,647

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,018,292 [1]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		153,647

WITH:	8	SHARED DISPOSITIVE POWER:

		1,018,292[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,245,770[1,2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	3.6%[1,2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	04538T 10 9	Page	3	of	8

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Glickman Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Victoria, British Columbia, Canada

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		73,831

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		73,831

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	73,831

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	04538T 10 9	Page	4	of	8

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Glickman Properties, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Victoria, British Columbia, Canada

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,018,292

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,018,292

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,018,292

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	Not applicable.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Item 1.
	(a)	Name of Issuer

Aspreva Pharmaceuticals Corporation

	(b)	Address of Issuer’s Principal Executive Offices 1203-4464 Markham Street, Victoria, British Columbia, Canada V8Z 7X8

Item 2.

	(a)	Name of Person Filing

Richard M. Glickman Glickman Family Trust Glickman Properties, Ltd.

	(b)	Address of Principal Business Office or, if none, Residence

c/o Aspreva Pharmaceuticals Corporation 1203-4464 Markham Street, Victoria, British Columbia, Canada V8Z 7X8

	(c)	Citizenship

		Richard M. Glickman	Victoria, British Columbia, Canada
		Glickman Family Trust	British Columbia, Canada
		Glickman Properties, Ltd.	British Columbia, Canada

	(d)	Title of Class of Securities

Common Shares, no par value, and associated share purchase rights

	(e)	CUSIP Number

04538T 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

Richard M. Glickman	1,245,770	[1,2]
Glickman Family Trust	73,831
Glickman Properties, Ltd.	1,018,292

(b) Percent of Class:

Richard M. Glickman	3.6%[1,2]
Glickman Family Trust	0.2%
Glickman Properties, Ltd.	2.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Richard M. Glickman	153,647
Glickman Family Trust	0
Glickman Properties, Ltd.	0

(ii) Shared power to vote or to direct the vote:

Richard M. Glickman	1,018,292	[1]
Glickman Family Trust	73,831
Glickman Properties, Ltd.	1,018,292

(iii) Sole power to dispose or to direct the disposition of:

Richard M. Glickman	153,647
Glickman Family Trust	0
Glickman Properties, Ltd.	0

(iv) Shared power to dispose or to direct the disposition of:

Richard M. Glickman	1,018,292	[1]
Glickman Family Trust	73,831
Glickman Properties, Ltd.	1,018,292

[1]	Represents shares held by Glickman Properties, Ltd. Richard M. Glickman is deemed to have beneficial ownership of the shares held by Glickman Properties, Ltd.

[2]	Includes shares held by the Glickman Family Trust, of which Terra Louise Carlson is the trustee. Richard M. Glickman is deemed to have beneficial ownership of the shares held by the Glickman Family Trust.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of a Group
Not applicable.
Item 10. Certification
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007 Date

/s/ Richard M. Glickman
Richard M. Glickman

Glickman Family Trust
By:	/s/ Terra Louise Carlson
Terra Louise Carlson, Trustee

Glickman Properties, Ltd.
By:	/s/ Richard M. Glickman
Richard M. Glickman, President